Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087-4779

April 7, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows Joel Parker

Re:	Cracker Barrel Old Country Store, Inc. (the “Registrant”)

Form 10-K for the Fiscal Year Ended July 30, 2021

Filed September 24, 2021

Form 10-Q for the Fiscal Quarter Ended January 28, 2022

Filed February 24, 2022

File No. 001-25225

Dear Ms. Meadows and Mr. Parker:

We hereby submit the Registrant’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Registrant dated March 25, 2022 in connection with the Staff’s review of the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 30, 2021 and the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 28, 2022. For your convenience, we have reproduced the Staff’s comment in bold preceding our response.

Form 10-Q for the Fiscal Quarter Ended January 28, 2022

Notes to Condensed Consolidated Financial Statements

9. Net Income Per Share and Weighted Average Shares, page 16

1.	You state that the convertible senior notes have been excluded from the computation of diluted earnings per share since the conversion price of the convertible senior notes exceeded the average market price of your common stock. Please provide us with an analysis supporting your accounting and tell us how you considered ASC 260-10-45-44 in reaching your conclusion.

Response:

The Registrant has reviewed its disclosures, including the Notes to the Condensed Consolidated Financial Statements, and has determined the diluted earnings per share properly excluded the conversion price of the convertible senior notes based on the analysis described below. The Registrant will prospectively include additional information in future filings to support its conclusion.

U.S. Securities and Exchange Commission

April 7, 2022

The Registrant adopted ASU 2020-06 in the first fiscal quarter of 2022 ended October 29, 2021 and performs a quarterly analysis to consider the impact of the convertible senior notes on the calculation of diluted Earnings Per Share (EPS) in accordance with ASC 260, Earnings Per Share, specifically referencing the following paragraphs:

10-45-44: Contingently convertible instruments shall be included in diluted EPS (if dilutive) regardless of whether the market price trigger has been met. There is no substantive economic difference between contingently convertible instruments and conventional convertible instruments with a market price conversion premium. The treatment for diluted EPS shall not differ because of a contingent market price trigger. The guidance provided in this paragraph also shall be applied to instruments that have multiple contingencies if one of the contingencies is a market price trigger and the instrument is convertible or settleable in shares based on meeting a market condition—that is, the conversion is not dependent (or no longer dependent) on a substantive non-market-based contingency. For example, this guidance applies if an instrument is convertible upon meeting a market price trigger or a substantive non-market-based contingency (for example, a change in control). Alternatively, if the instrument is convertible upon achieving both a market price trigger and a substantive non-market-based contingency, this guidance would not apply until the non-market-based contingency has been met. See Example 11 (paragraph 260-10-55-78) for an illustration of this guidance.

10-45-45: If an entity issues a contract that may be settled in common stock or in cash at the election of either the entity or the holder, the determination of whether that contract shall be reflected in the computation of diluted EPS shall be made based on the facts available each period. It shall be presumed that the contract will be settled in common stock and the resulting potential common shares included in diluted EPS (in accordance with the relevant provisions of this Topic) if the effect is more dilutive. Share-based payment arrangements that are payable in common stock or in cash at the election of either the entity or the grantee shall be accounted for pursuant to this paragraph and paragraph 260-10-45-46. An example of such a contract is a written put option that gives the holder a choice of settling in common stock or in cash.

10-45-46: A contract that is reported as an asset or liability for accounting purposes may require an adjustment to the numerator for any changes in income or loss that would result if the contract had been reported as an equity instrument for accounting purposes during the period. That adjustment is similar to the adjustments required for convertible debt in paragraph 260-10-45-40(b). The presumption that the contract will be settled in common stock may be overcome if past experience or a stated policy provides a reasonable basis to believe that the contract will be paid partially or wholly in cash.

U.S. Securities and Exchange Commission

April 7, 2022

The Registrant excluded the senior convertible notes from diluted EPS because the principal amount of the convertible senior notes will be settled in cash with any excess conversion value settled in cash or common stock, at the election of the Registrant. The dilutive impact from the convertible senior notes will be included in the EPS calculations at such time as the Registrant’s average stock price exceeds the conversion price.

As of January 28, 2022, the conversion price was $183.19, and the average stock price was $134.22 (based on a measurement period spanning the first six months of the Registrant’s fiscal year, beginning July 31, 2021and ending January 28, 2022). Because only the excess conversion value above the conversion price may be settled in stock and there was no excess conversion value due to the average stock price being below the conversion price, shares related to the convertible senior notes need not be considered in calculating the diluted EPS for the fiscal quarter ended January 28, 2022.

Although the Registrant believes its disclosures in the filings cited in the Staff’s comment correctly reflected the guidance noted above, the Registrant will prospectively enhance its disclosure to make the Registrant’s reasoning explicit by including the details italicized below. The disclosure from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 28, 2022 is modified here to illustrate the proposed enhanced disclosure:

9.        Net Income Per Share and Weighted Average Shares

Basic consolidated net income per share is computed by dividing consolidated net income available to common shareholders by the weighted average number of shares of common stock outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue shares of common stock were exercised or converted into shares of common stock and is based upon the weighted average number of shares of common stock and common equivalent shares outstanding during the reporting period. Common equivalent shares related to nonvested stock awards and units issued by the Company are calculated using the treasury stock method. The outstanding nonvested stock awards and units issued by the Company represent the only dilutive effects on diluted consolidated net income per share. The Company’s convertible senior notes and related warrants are calculated using the net share settlement option under the if-converted method. Because the principal amount of the convertible senior notes will be settled in cash with any excess conversion value settled in cash or shares of common stock, the convertible senior notes have been excluded from the computation of diluted earnings per share since the average market price of the Company’s common stock did not exceed the conversion price of $183.19 as of January 28, 2022. Warrants were excluded from the computation of diluted earnings per share since the warrants’ strike price of $256.27 was greater than the average market price of the Company’s common stock during the period. See Note 4 for additional information regarding the Company’s convertible senior notes.

U.S. Securities and Exchange Commission

April 7, 2022

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please do not hesitate to contact me at (615) 235-4352 or Kara Jacobs, Vice President and Corporate Controller, at (615) 477-8296.

Sincerely,

/s/ Craig Pommells
Craig Pommells
Senior Vice President and Chief Financial Officer

cc:          Kara Jacobs, Vice President and Corporate Controller

Richard M. Wolfson, Senior Vice President, General Counsel and Secretary

Scott W. Bell (of Bass Berry & Sims PLC)